VBL Therapeutics Presents Results from Phase 3 GLOBE Study in Patients with Recurrent Glioblastoma at the 2018 Society for Neuro-Oncology Annual Meeting

Additional Analyses Provide Insight into Treatment Effect of VB-111

TEL AVIV, Israel, November 16, 2018 (GLOBE NEWSWIRE) -- VBL Therapeutics (Nasdaq:VBLT), is reporting results today from its Phase 3 GLOBE study in patients with recurrent glioblastoma (rGBM) which was designed to evaluate VB-111 in combination with bevacizumab (Avastin®) (`treatment arm`), compared to bevacizumab (`control arm`). In March 2018, VBL announced top-line data for the study, which did not demonstrate a benefit in overall survival (OS) or progression-free survival for the treatment arm relative to the bevacizumab control.

The GLOBE data are being presented today at the 2018 Society for Neuro-Oncology Annual Meeting by Dr. Timothy Cloughesy, MD, Professor of Clinical Neurology and Director of the Neuro-Oncology Program, UCLA School of Medicine and principal investigator of the GLOBE trial. The data include further analyses of the GLOBE data including baseline prognostic factors and subgroups analysis. Data show that the baseline tumor volume, which is a significant prognostic factor in rGBM, was higher in the treatment arm compared to the control arm. Overall, the subjects in the study had relatively high tumor volume, as large-volume tumors were not an exclusion criterion. It is of interest that patients with smaller tumors (<15 cm3) appeared to respond better to the treatment arm, with numerically higher response rate and overall survival observed. Furthermore, a trend towards greater survival was observed in patients treated with VB-111 who reported fever. VB-111 was well tolerated, with a similar early termination rate in both the treatment and control arms. Most frequent adverse event was self-limited fever, starting several hours post therapy and usually resolving by 24 hours. As expected, a higher rate of SAEs and grade >=3 AEs was reported in the combination treatment arm.

Subsequent analyses have focused on the potential reasons for the major differences in outcomes between the positive VB-111 Phase 2 clinical trial in rGBM and the unsuccessful GLOBE results. The Phase 2 trial of VB-111 met the primary endpoint of OS benefit with median OS (mOS) of 13.6 months upon treatment with VB-111 as a single drug (`priming`) followed by adding bevacizumab to VB-111 upon further progression, compared to mOS of 6.8 months for the treatment arm in GLOBE (co-administration of VB-111 and bevacizumab, without any VB-111 monotherapy `priming` period).

Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences. Therefore, patient selection or different patient populations could not explain the difference between the results of the two studies. The only significant change between the Phase 2 and Phase 3 treatment cohorts was in the treatment regimen – the regimen for Phase 2 trial included priming with VB-111 whereas the regimen for GLOBE trial did not.

To test the hypothesis that concomitant treatment with bevacizumab may have a negative effect on VB-111 activity, the Company investigated this combination in a pre-clinical tumor model. The results indicate that treatment with VB-111 in combination with bevacizumab appears to block the anti-tumor the effect of VB-111, compared to VB-111 monotherapy. In addition, a retrospective analysis of a small cohort of 10 patients who were treated concomitantly with VB-111 and bevacizumab for safety evaluation (no priming), was inferior to what was observed with VB-111 priming in the Phase 2 study.

To better understand these results, the Company is collaborating with UCLA scientists in performing thorough analyses of MRI scans for VB-111-primed combination arm patients from the Phase 2 trial, compared to the un-primed combination arm patients in the GLOBE trial.

“Our initial exploratory analyses demonstrate clear radiologic responses over time in rGBM patients treated with VB-111 in the Phase 2 trial, both on VB-111 monotherapy and in combination with bevacizumab after priming with VB-111 alone, which were translated to overall survival. We are currently analyzing the GLOBE MRI scans to see if this signature of VB-111 activity is lost in the GLOBE combination group and will report the outcome upon completion of the analysis,” said Dr. Cloughesy.

“The new analyses we have been conducting provide insight into how the VB-111 treatment regimen may influence its anti-tumor effect and help us understand why the positive Phase 2 data were not replicated in the GLOBE Phase 3 study,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “We believe that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM. We continue to have confidence in the ongoing OVAL Phase 3 study of VB-111 in platinum-resistant ovarian cancer patients, whose protocol takes into account lessons learned from our GBM trial. The OVAL Phase 3 study is evaluating VB-111 in combination with chemotherapy rather than Avastin. The combination of VB-111 with paclitaxel worked well both in pre-clinical settings and in our Phase 2 for ovarian cancer, including in patients whose tumors progressed on prior treatment with Avastin. In OVAL, we are repeating exactly the same successful Phase 2 regimen.”

For a link to the GLOBE presentation at SNO see: https://www.vblrx.com/sno-2018-presentation-final/

About the GLOBE study

The GLOBE pivotal Phase 3 trial was a randomized, controlled, double-arm, open-label study of VB-111 dosed every two months in combination with bevacizumab dosed every two weeks, compared to bevacizumab monotherapy. Key inclusion criteria included first or second progression of glioblastoma following standard of care treatment with temozolomide and radiation, a histologically confirmed diagnosis of glioblastoma and measurable disease by RANO criteria at progression.

The study was conducted under a Special Protocol Assessment (SPA) granted by the FDA, with full endorsement by the Canadian Brain Tumor Consortium (CBTC). VB-111 has received orphan drug designation in the United States and Europe and was granted Fast Track designation by the FDA for promising and meaningful long-term survival in patients with glioblastoma that has recurred following treatment with standard chemotherapy and radiation.

About Ofranergene Obadenovec (VB-111)

VB-111, a potential first-in-class anticancer therapeutic candidate, is the Company’s lead oncology product currently being studied in a Phase 3 trial for ovarian cancer. VB-111 has received orphan drug designation in both the US and Europe, and fast track designation in the US for prolongation of survival in patients with rGBM. In addition, VB-111 successfully demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum-resistant ovarian cancer. VB-111 has received an Orphan Designation for the treatment of ovarian cancer by the European Medicines Agency (EMA).

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, such as the timing thereof, therapeutic potential and clinical results, and the scope and protection of our intellectual property rights. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice
LifeSci Advisors, LLC
(646) 597-6979